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Exhibit 11.1

COMPUTATION OF PER SHARE EARNINGS

	Quarter Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Diluted net income per share:
Net income to common Shareholders	$2,586,000	$10,738,000	$4,246,000	$10,157,000
Average number of shares Outstanding	8,603,450	9,800,370	8,549,057	10,103,388
Net effect of dilutive stock options based on treasury stock method	658,000	14,000	658,000	14,000
Net effect of dilutive put option agreements based on the reverse treasury method	—	118,993	—	79,829

Total average shares	9,261,450	9,933,363	9,207,057	10,197,217

Diluted net income per share	$0.28	$1.08	$0.46	$1.00

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  Exhibit 11.1